FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of September, 2004

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

BANK OF BERMUDA ACQUIRES BOE FUND BUSINESS IN ISLE OF MAN

Bank of Bermuda (Isle of Man) Limited, now owned by HSBC Holdings plc, has acquired the offshore fund administration and management business of BoE with the purchase of the entire share capital of BoE International Fund Services Limited and BoE International Fund Managers Limited.

The value of net assets acquired from BoE is GBP500,000.

BoE International Fund Services in the Isle of Man administers 50 funds with approximately GBP1.2 billion of assets under administration and employs 17 staff. Following the acquisition of The Bank of Bermuda Limited by HSBC in February this year, the Global Fund Services division has become the Alternative Fund Services arm of HSBC Securities Services. The combined business of BoE and HSBC's Alternative Fund Services in the Isle of Man will be the largest fund administrator on the Island.

Caroline Cornish, Head of HSBC Securities Services in the Isle of Man comments: "Working closely with BoE's parent, Nedcor Wealth Management, and HSBC we were able to complete the purchase very swiftly. We are experiencing rapid expansion in our business worldwide and securing an established fund administration team together with a quality client base will contribute significantly to our continued success."

Paul Smith, Global Head of HSBC's Alternative Fund Services, said: "We have a strong team in the Isle of Man and a good client base. I am delighted that the BoE acquisition will add strength to both. One of the great attractions of this deal was the opportunity to acquire the high quality of staff that BoE bring to us. Being part of one of the world's largest financial institutions enables us to maximise the services offered by other parts of the HSBC group to the benefit of all our clients."

Alan Smith, Global Head of Marketing and Strategy for HSBC's Alternative Fund

Services added: "We have been looking at BoE's offshore fund administration and management business for some time and this deal further demonstrates HSBC's commitment to our core business and to the Isle of Man as a centre for fund administration."

Commenting on the sale, Andrew Lodge, Managing Director of Nedcor's asset management business in the Isle of Man said: "To be successful in the fund services business requires a global presence and state-of-the-art technology. Following Nedcor's acquisition of BoE, it was clear that BoE Fund Services was not a core offering of our International Wealth Management Division and a sale would be the preferred option to provide clients and staff with the correct environment in a growing business.

"Nedcor continues to have a strong presence in the Isle of Man spanning fund management through NIB International Asset Management Limited, an offshore fund supermarket, Nedcor International Fund Xchange, and private banking through Gerrard Private Bank. We will continue to be a major client of the BoE Fund Services business and we wish it every success under its new ownership."

Notes to Editors:

HSBC Securities Services
HSBC Securities Services, a division of Global Transaction Banking in HSBC's Corporate, Investment Banking and Markets, provides comprehensive global, regional and domestic services, for independent and institutional clients, including global custody, traditional and alternative fund administration, corporate trust and loan agency and custody and clearing. Alternative Fund Services forms part of HSBC Securities Services and provides administration services for hedge funds, fund of funds, emerging market funds and private equity funds.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                                                                                                                             By:

                                                                                                                                                                                             Name: P A Stafford

                                                                                                                                                                                             Title: Assistant Group Secretary

                                                                                                                                                                                             Date: September 22, 2004